Exhibit N


                             Irrevocable Proxy.

                              IRREVOCABLE PROXY


     The undersigned, William Blair Mezzanine Capital Fund, L.P., hereby irrevocably appoints Eagle Pacific Industries, Inc., acting through its Board of Directors, with full power of substitution, its proxy to represent and vote all shares of common stock of Eagle Pacific Industries, Inc. owned by it or registered in its name from time to time or owned by its Affiliates (as defined by the rules and regulations promulgated under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended) or registered in such Affiliate(s) name from time to time as a result of a transfer of such shares from the undersigned to such Affiliate(s) at any meeting of the shareholders of Eagle Pacific Industries, Inc. This proxy shall terminate immediately and without any other action on the part of the undersigned with respect to any shares of common stock of Eagle Pacific Industries, Inc. transferred by the undersigned to a party that is not an Affiliate of the undersigned at such time as such transfer is made. This proxy shall terminate immediately and without any other action on the part of the undersigned upon the occurrence of any Event of Default described in Section 6.1 of that certain debenture acquisition agreement dated as of March 16, 1995 by and among the undersigned, Eagle Plastics, Inc. and Eagle Pacific Industries, Inc., as amended. This proxy is being granted to Eagle Pacific Industries, Inc. in connection with that certain amendment agreement by and among the undersigned, Eagle Plastic, Inc., Eagle Pacific Industries, Inc., Pacific Plastics, Inc. and Arrow Pacific Plastics, Inc. of even date herewith.

                       WILLIAM BLAIR MEZZANINE
                       CAPITAL FUND, L.P.

                       By:   William Blair Mezzanine Capital
                             Partners, L.P., its general partner



                       By: /s/ Timothy J. MacKenzie
                             A General Partner

     Date: May 10, 1996